ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1,

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

September 4, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Attention: Jay Mumford

Re:	ChipMOS TECHNOLOGIES (Bermuda) LTD.

Registration Statement on Form F-3, as amended

File No. 333-181367

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ChipMOS TECHNOLOGIES (Bermuda) LTD., (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form F-3, File No. 333-181367, filed by the Registrant with the Securities and Exchange Commission (the “Commission”), as amended, and all exhibits thereto (collectively, the “Registration Statement”). We request that the Registration Statement be declared effective on September 5, 2012, or as soon thereafter as is practicable.

The Registrant acknowledges that:

•

should the Commission or the staff, acting pursuant to the delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or staff, acting pursuant to the delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, kindly contact the undersigned at +886.3.563.3988 or Remsen Kinne of our legal counsel K&L Gates LLP, at (415) 882-8019. Thank you for your time and attention.

Sincerely,

/s/ Shih-Jye Cheng
Shih-Jye Cheng
Chairman and Chief Executive Officer
ChipMOS TECHNOLOGIES (Bermuda) LTD.

cc:	Securities and Exchange Commission
Amanda Ravitz
Geoff Kruczek